Trina Solar Limited
No. 2 Trina Road
Trina PV Industrial Park,
New District Changzhou,
Jiangsu 213031, China
Tel: +86 519 8517 6823
Fax: +86 519 8517 6023

October 30, 2012

VIA EDGAR AND FACSIMILE

Mr. Kevin L. Vaughn, Accounting Branch Chief
Mr. Gary Newberry
Mr. Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
Mailstop 3030
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Trina Solar Limited
                Form 20-F for the Year Ended December 31, 2011
                File No. 1-33195

Dear Mr. Vaughn, Mr. Newberry and Mr. James:

This letter sets forth the responses of Trina Solar Limited (the “Company”) to the comments contained in the letter dated September 24, 2012 from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) and Form 6-K filed August 22, 2012 (the “Form 6-K”).

For ease of review, we have set forth below each of the numbered comments of the staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2011

Foreign Currency Translation Risk, page 92

Risk Management, page 92

1.                                      We noted your disclosures regarding your foreign exchange forward contracts.  Please revise future filings to provide the disclosures required by Item 11(a), Instructions to Item 11(a) and Appendix to Item 11 of Form 20-F for disclosure of the currency risk for these market risk sensitive instruments in terms of your reporting currency.

In response to the staff’s comment, the Company will revise its disclosure in Risk Management in its annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) as follows (new language is underlined):

“Starting from October 2008, we have entered into a series of foreign currency forward contracts with commercial banks, to hedge our exposure to foreign currency exchange risk. As of December 31, 2012, we had foreign currency forward contracts with a total contract value of approximately $[•] million. We do not use foreign currency forward contracts to hedge all of our foreign currency denominated commitments. As with all hedging instruments, there are risks associated with the use of foreign currency forward contracts. As at December 31, 2012, we recorded a [gain/loss] in fair value of forward foreign currency exchange contracts of $[•] million, which was included in the line item “Gain (loss) on change in fair value of derivatives” in the consolidated statements of operations. The Company estimates fair value of forward foreign currency exchange contract at the price that would be received from the sale of the contracts or paid to settle the contracts on the measurement date in an orderly transaction between market participants. While the use of such foreign currency forward contracts provides us with protection from certain fluctuations in foreign currency exchange, we potentially forgo the benefits that might result from favorable fluctuations in foreign currency exchange. In addition, any default by the counterparties to these transactions could adversely affect our financial condition and results of operations. Assuming a 1.0% appreciation of the Euro against the U.S. dollar to the exchange rate as of December 31, 2012, the mark-to-market loss of our outstanding foreign exchange forward contracts (Euros/U.S. dollars) would have increased by approximately $[•] million as of December 31, 2012. Assuming a 1.0% appreciation of the Renminbi against the U.S. dollar to the exchange rate as of December 31, 2012, the mark-to-market gain of our outstanding foreign exchange forward contracts (Renminbi/U.S. dollars) would have increased by approximately $[•] million as of December 31, 2012.

Notes to Consolidated Financial Statements, page F-10

Note 2 - Summary of Principal Accounting Policies, page F-10

2.                                      Please revise future filings to disclose your accounting policy for contingencies. Refer to FASB ASC 450.

In response to the staff’s comment, the Company will revise its disclosure in Summary of Principal Accounting Policies in the 2012 Form 20-F as follows:

“Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.”

Form 6-K Filed August 22, 2012

3.                                      We note that you recorded an accounts receivable allowance provision of $44.1 million during the second quarter of 2012.  You state that the additional provision was due to overdue balances of certain customers.  Please provide us with additional insight into the underlying receivables by discussing how you assessed the collectability of these amounts at the date of the original transaction.  Also discuss what circumstances have caused the receivables to become uncollectible during the second quarter.  Finally, explain how these bad debts have impacted your analysis of the revenue recognition criteria for any additional sales to these customers.

The Company respectfully advises the staff that the accounts receivable allowance provision of $44.1 million recognized in the second quarter of 2012 was primarily related to certain European system installers whose sales were originally recognized in the first half of 2011. Before conducting business with these customers, the Company assessed their creditworthiness, which was primarily based on information provided by third party credit rating agencies, validation of the project specifications with the customers and their financing banks, and customer onsite visits by senior management. Based on these analyses, the Company concluded that the collectability with these customers was reasonably assured at the date of the original transactions in the first half of 2011.

The Company further advises the staff that from the second half of 2011 the European debt crisis deepened. Government subsidies of photovoltaic power generation became a target of deficit reduction plans and European banks began to tighten lending. These European market changes had a severe impact on certain customers’ creditworthiness due to the suspension of their projects coupled with cash flow difficulties.

Management reviews the accounts receivable collectability on a quarterly basis and provides allowances when there is doubt as to collectability. In addition to the specific allowance applied on the balance of individual customers, the Company groups the remaining receivables without specific allowance based on overdue aging. An estimated loss percentage is then applied to each overdue aging group based on historical collection experiences, previous loss history and current credit conditions. In the second quarter of 2012, management assessed significant doubt to the collectability of certain past due balances based on a number of factors, including the long-overdue aging of the receivables, the customer’s current ability to pay, past payment patterns and their failure to adhere to previously negotiated repayment schedules, as well as the market conditions in Europe and how those conditions may affect the customer. As a result, management concluded that it was appropriate to increase the specific allowance to cover 100% of these customers’ balances.

The bad debt has affected the Company’s business relationship with these customers. The Company will not continue conducting business on credit sales with customers with overdue receivables. As a result, there will be no additional revenue recognized from these customers.

*              *              *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 Form 20-F or the Form 6-K, please contact the undersigned at +86 519 8517 6823, or David Zhang, at Kirkland & Ellis, our U.S. counsel, at +852 3761 3318.

Very truly yours,

By:	/s/ Terry Wang
Terry Wang
Chief Financial Officer

cc:                                 David Zhang, Esq. Kirkland & Ellis
Benjamin Su, Esq. Kirkland & Ellis